ISSUER FREE WRITING PROSPECTUS

Filed Pursuant to Rule 433

Registration Nos. 333-181455; 333-181455-01

January 6, 2014

Rowan Companies, Inc.

Pricing Term Sheet

$400,000,000 4.75% Senior Notes due 2024

$400,000,000 5.85% Senior Notes due 2044

Issuer:	Rowan Companies, Inc.
Guarantor:	Rowan Companies plc
Title	4.75% Senior Notes due 2024 (“2024 Notes”) 5.85% Senior Notes due 2044 (“2044 Notes”)
Ratings: (Moody’s / S&P)*	Baa3 / BBB–
Security Type:	Senior Unsecured Notes
Distribution:	SEC Registered
Pricing Date:	January 6, 2014
Settlement Date:	January 15, 2014 (T+7)
Maturity Date:	January 15, 2024 (2024 Notes) January 15, 2044 (2044 Notes)
Principal Amount:	$400,000,000 (2024 Notes) $400,000,000 (2044 Notes)
Benchmark:	UST 2.750% due November 15, 2023 (2024 Notes) UST 3.625% due August 15, 2043 (2044 Notes)
Benchmark Yield:	2.963% (2024 Notes) 3.902% (2044 Notes)
Spread to Benchmark:	+ 180 bps (2024 Notes) + 195 bps (2044 Notes)
Yield to Maturity:	4.763% (2024 Notes) 5.852% (2044 Notes)
Interest Rate:	4.75% (2024 Notes) 5.85% (2044 Notes)
Public Offering Price:	99.898% plus accrued interest, if any, from January 15, 2014 (2024 Notes) 99.972% plus accrued interest, if any, from January 15, 2014 (2044 Notes)

Net Proceeds Before Expenses:	$396,992,000 (2024 Notes) $396,388,000 (2044 Notes)
Optional Redemption:

2024 Notes:

Redeemable at any time prior to October 15, 2023 in amount equal to the principal amount plus a make whole premium, using a discount rate of T+30 bps, plus accrued and unpaid interest to, but excluding, the redemption date.

Redeemable at any time on or after October 15, 2023 in amount equal to the principal amount plus accrued and unpaid interest to, but excluding, the redemption date.

2044 Notes:

Redeemable at any time prior to July 15, 2043 in amount equal to the principal amount plus a make whole premium, using a discount rate of T+30 bps, plus accrued and unpaid interest to, but excluding, the redemption date.

Redeemable at any time on or after July 15, 2043 in amount equal to the principal amount plus accrued and unpaid interest to, but excluding, the redemption date.

Interest Payment Dates:	January 15 and July 15, beginning on July 15, 2014 (2024 Notes) January 15 and July 15, beginning on July 15, 2014 (2044 Notes)
CUSIP / ISIN:	779382 AR1 / US779382AR14 (2024 Notes) 779382 AS9 / US779382AS96 (2044 Notes)
Joint Book-Running Managers:	Barclays Capital Inc. Citigroup Global Markets Inc. Goldman, Sachs & Co. Wells Fargo Securities, LLC DNB Markets, Inc. Merrill Lynch, Pierce, Fenner & Smith Incorporated RBC Capital Markets, LLC
Co-Managers:	HSBC Securities (USA) Inc. Mitsubishi UFJ Securities (USA), Inc. Mizuho Securities USA Inc.

*Note: A securities rating is not a recommendation to buy, sell or hold securities and may be subject to revision or withdrawal at any time.

The Issuer and the Guarantor have filed a registration statement (including a preliminary prospectus supplement and a prospectus) with the U.S. Securities and Exchange Commission (“SEC”) for the offering to which this communication relates. Before you invest, you should read the prospectus supplement for this offering and the accompanying prospectus and any other documents the issuer or the guarantor has filed with the SEC for more complete information about the issuer, the guarantor and this offering. You may get these documents for free by searching the SEC online data base (EDGAR) on the SEC web site at http://www.sec.gov. Alternatively, the issuer, any underwriter or any dealer participating in the offering will arrange to send you the prospectus supplement and the accompanying prospectus if you request them by calling Barclays Capital Inc. at 1-888- 603-5847, Citigroup Global Markets Inc. at 1-800-831-9146, Goldman, Sachs & Co. at 1-866-471-2526 or Wells Fargo Securities, LLC at 1-800-326-5897.